510 Burrard St, 3rd Floor
Date: May 16, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Invictus MD Strategies Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 23, 2017
Record Date for Voting (if applicable) :	May 23, 2017
Beneficial Ownership Determination Date :	May 23, 2017
Meeting Date :	June 26, 2017
Meeting Location (if available) :	TBD
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	46183X208	CA46183X2086

Sincerely,

Computershare
gent for Invictus MD Strategies Corp.